Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Rayat, Harmel S.	2. Issuer Name and Ticker or Trading Symbol Enterprise Technologies, Inc. (ETPT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) Suite 216 – 1628 West 1st Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/27/2003
(Street) Vancouver, British Columbia, V6J 1G1		5. If Amendment, Date of Original (Month/Day/Year) 02/06/2003	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	01/04/2001		P		800,000	A	$0.05	2,800,000	D
Common	03/01/2001		P		3,000,000	A	$0.05	5,800,000	D
Common	12/31/2001		C		94,401,600	A	$0.01	100,201,600	D
Common	12/31/2001		P		13,700,000 (1)	A	$0.01	113,901,600	D
Common	09/06/2002		P		15,428,571 (2)	A	$0.007	129,330,171	D
Common								31,300	I	Owned by Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series B Preferred	$1,366	11/29/2000		P		81.5				Common	(3) See Explanations		81.5	D
Series B Preferred	$0.01	12/31/2001		C			81.5			Common	94,401,600		0
Share Purchase Warrants	$0.05	01/04/2001		A		4,000,000		01/04/2001	01/10/2005	Common	4,000,000		4,000,000	D
Share Purchase Warrants	$0.05	03/01/2001		A		3,000,000		01/04/2001	03/01/2005	Common	3,000,000		7,000,000	D

Explanation of Responses:

(1) Of the 13,700,000 common shares acquired on December 31, 2001, 10,700,000 were issued in exchange for the satisfaction of $107,000 in debt owed for management services rendered.

(2) The 15,428,571 common shares acquired on September 6, 2002, were issued in exchange for the satisfaction of $108,000 in debt owed for management services rendered.

(3) Pursuant to a Securities Purchase Agreement dated November 29, 2000, Harmel S. Rayat agreed to purchase from the Company all 81.5 shares of Series B preferred stock outstanding and related warrants at $1,366 per share, or $111,329.

Each Series B Preferred is convertible into shares of Common Stock at a variable conversion rate (the "Conversion Rate") equal to the Conversion Amount divided by the applicable Conversion Price (defined as follows). The "Conversion Price" is the lesser of (i) the fixed  conversion price (the "Fixed Conversion Price"), which is $7.80 or (ii) the variable conversion price (the "Variable Conversion Price"). The Variable Conversion Price is the lower of (a) the closing bid price on the day the holder of the Series B Preferred delivers the required notice of his intention to convert to the Company or (b) the average of the 10 lowest closing bid prices in the 40 trading days immediately preceding the date such notice is given. The "Conversion Amount" is defined as $10,000, plus any stock dividends that have accrued but have not been paid out, plus any default interest (equal to 15%) for dividends which the Company has elected to pay in cash but has failed to pay on a timely basis.   On December 31, 2001, Mr. Rayat converted all of the Series B preferred stock at $0.01 per share and the Company issued 94,401,600 shares of common stock.  The conversion price was based on the average of the 10 lowest closing bid prices in the 40 trading days immediately preceding the date of notice.

(4) Other members of Harmel S. Rayat’s family hold 21,559,871 common shares, of which 31,300 common shares are held by his wife, and 21,428,571 share purchase warrants exercisable at $0.007 per share until September 20, 2005.  Mr. Rayat disclaims beneficial ownership of the shares owned by his wife and other family members.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Harmel S. Rayat **Signature of Reporting Person	02/27/2003 Date
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